AMARC RESOURCES LTD.

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone No.: (604) 684-6365 Fax No.: (604) 681-2741

INFORMATION CIRCULAR
as at August 21, 2013 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Amarc Resources Ltd. (the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders to be held on September 19, 2013 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Amarc Resources Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

VOTING BY PROXYHOLDER

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

REGISTERED SHAREHOLDERS

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249- 7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

log on to Computershare's website at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number; and

in all cases the proxy must be received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of provisions of National Instrument 54-101, which allow it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from Computershare, our transfer agent. VIFs are to be completed and returned to Computershare following the instructions using one of the methods detailed on the VIF. Computershare tabulates results of VIFs received from NOBOs and provides appropriate instructions at the Meeting concerning Common Shares represented by VIFs they received prior to the Meeting.

Securityholder materials are sent to both registered and non-registered owners of the Company's securities. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions.

If you are an OBO please follow the instructions of your intermediary carefully to ensure your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada and the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge following Broadridge's instructions using one of the methods detailed on the VIF. Broadridge then tabulates results of all instructions received and provides appropriate instructions concerning voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have an alternate representative you have chosen, if any, duly appointed to attend and vote your Common Shares on your behalf at the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it as follows:

(a)

sign a proxy bearing a later date or sign a valid notice of revocation, either of the foregoing to be signed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and deliver the proxy bearing a later date to Computershare, or to the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	the registered shareholder may attend the Meeting in person and vote their Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed August 9, 2013, as the record date (the "Record Date") for determination of persons entitled to receive notice of and vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company's Common Shares are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCBB. As of the Record Date there were 138,624,061 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There were no Preferred Shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Company and based on the information supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca, the only individual person who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date is:

		Percentage of Issued
Shareholder Name	Number of Common Shares Held	Common Shares
Robert A. Dickinson	14,292,178	10.3%

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are seven director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the seven nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.

ELECTION OF DIRECTORS

The Board has set the number of directors at seven. Each of the current directors' term of office will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the Company's next annual general meeting, or, if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management's seven nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each director, both directly and indirectly, or over which each director exercised control or direction as at the Record Date:

Name of Nominee; Current Position with the Company and Province of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (1)
Rene G. Carrier (3) Director British Columbia, Canada	Since May 2008	275,000
David Copeland Director British Columbia, Canada	Since September 1995	1,249,500
Barry Coughlan (3) Director British Columbia, Canada	Since February 2009	86,000
Scott Cousens Director British Columbia, Canada	Since September 1995	148,300
Robert Dickinson (2) Chairman of the Board and Director British Columbia, Canada	Since April 1993	14,292,178
Jeffrey Mason (3) Director British Columbia, Canada	Since September 1995	2,878,500
Ronald W. Thiessen President, Chief Executive Officer and Director British Columbia, Canada	Since September 1995	2,609,392

Notes:
(1)

The information as to number of Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)

Mr. Dickinson's holdings include 177,046 Common Shares which are beneficially owned through a private company controlled by Mr. Dickinson, and 462,727 Common Shares which are owned by Mr. Dickinson through a Registered Retirement Saving Plan (RRSP).

(3)	Member of the audit committee.

PENALTIES, SANCTIONS AND ORDERS

Except as disclosed below, within the last 10 years before the date of this Information Circular, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

In September, 2012, Great Basin Gold Ltd. ("GBG"), a company for which Messrs. T. Barry Coughlan and Ronald W. Thiessen were at the time directors, filed for creditor protection under the Companies Creditors Arrangement Act ("CCAA") in Canada, as well, GBG's principal South African subsidiary Southgold Exploration (Pty) Ltd. ("Southgold"), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to these insolvency proceedings at the time Messrs. Coughlan and Thiessen resigned from the board of directors.

DIRECTORSHIP

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company's properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest, as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to avoid situations where conflicts or corporate opportunity issues might arise, and they must at all times fulfill their duties to act honestly and in the best interests of the Company as required by law.

BIOGRAPHICAL INFORMATION ON NOMINEES

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Rene G. Carrier – Director

Mr. Carrier has been the President of Euro-American Capital Corporation, a private investment company, since May 1991. He served as Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. He served as Lead Director of International Royalty Corp. ("IRC") from 2003 to 2010. IRC was a global mineral royalty company engaged in the acquisition and creation of natural resource royalties which was acquired by Royal Gold Inc. for approximately $700 million in 2010. He also served as an independent director of Chartwell Technology Inc. from July 1991 to April 2007.

Mr. Carrier has been and is an officer and/or director of various public companies involved in the mining sector.

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Curis Resources Ltd.	Director	November 2010	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Quartz Mountain Resources Ltd.	Director	January 2000	December 2011
	President	June 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

David J. Copeland, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	April 2011
	President & CEO	January 2008	April 2011
Curis Resources Ltd.	Director	November 2010	Present
	Co-Chairman	September 2012	Present
Farallon Mining Ltd.	Director	December 1995	April 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
	CEO and President	November 2009	September 2010
Northcliff Resources Ltd.	Director	January 2013	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	June 2010
Rathdowney Resources Ltd.	Director & Chairman	December 2011	Present
Rockwell Diamonds Inc.	Director	September 2006	August 2012
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	September 2011
Taseko Mines Limited	Director	March 1994	June 2010

T. Barry Coughlan – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	June 2013

Company	Positions Held	From	To
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	February 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd.	President and Director	June 1986	Present

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation (formerly, Anooraq Resources Corporation)	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Director and Chairman	November 2009	Present
Northcliff Resources Ltd.	Director	May 2012	Present
	Director	June 2011	February 2012
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Director and Chairman	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation	Director and Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Jeffrey Mason, B.Comm., CA – Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Until early 2008, Mr. Mason was employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation was the financial administration of the public companies to which Hunter Dickinson Inc. provided services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Coastal Contacts Inc.	Director	October 2006	Present
Prophecy Coal Corp.	Chief Financial Officer	November 2012	Present
Prophecy Platinum Corp.	Chief Financial Officer	November 2012	Present
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Limited	Director	June 2008	Present

Ronald W. Thiessen, CA – President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009

Company	Positions Held	From	To
Farallon Mining Ltd.	Director	August 1994	January 2011
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Accountants, of Suite 401 – 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company, based upon a recommendation of the audit committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, set forth as follows.

THE AUDIT COMMITTEE'S CHARTER

The audit committee has adopted a charter setting out its mandate and responsibilities. A copy of the audit committee charter is available on the Company's website www.amarcresources.com.

COMPOSITION OF THE AUDIT COMMITTEE

Members of the audit committee are Rene G. Carrier, T. Barry Coughlan and Jeffrey R. Mason. All members are financially literate. Messrs. Carrier, Coughlan and Mason are independent.

RELEVANT EDUCATION AND EXPERIENCE

See disclosure under heading "Biographical Information on Nominees".

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

AUDIT COMMITTEE OVERSIGHT

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

RELIANCE ON CERTAIN EXEMPTIONS

The Company's auditor, De Visser Gray LLP, has not provided any material non-audit services during the most recently completed fiscal year.

PRE-APPROVAL POLICIES AND PROCEDURES

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

EXTERNAL AUDITOR SERVICE FEES

The audit committee has reviewed the nature and amount of the non-audit services provided by De Visser Gray LLP to the Company to ensure auditor independence. Fees incurred with De Visser Gray LLP for professional services in the last two fiscal years are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2013	Fees Paid to Auditor in Year Ended March 31, 2012
Audit Fees (1)	$23,000	$25,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$23,000	$25,000

Notes:
(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

EXEMPTION

The Company is relying upon the exemptions in section 6.1 of NI 52-110 in respect of its reporting obligations under NI 52-110 for the year ended March 31, 2013. These exemptions exempt a "venture issuer from certain reporting obligations, as would otherwise be required by NI 52-110.

CORPORATE GOVERNANCE

GENERAL

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.

The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

BOARD OF DIRECTORS

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; by relying on experience and understanding the obligations and expectations of directors and officers; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

Messrs. Carrier, Coughlan and Mason, are independent directors of the Company. They are considered independent because they are not executive officers of the Company, and they do not receive any compensation other than for their role as directors. The non-independent directors (and the reason for that status) are Robert Dickinson (Chairman, and controls approximately 10% of the issued and outstanding Common Shares of the Company), Ronald W. Thiessen (President and Chief Executive Officer), Scott Cousens (provides capital finance and investor communications services), and David Copeland (provides engineering and related advisory services). The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by both the independent directors and certain non-independent directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are well versed in the obligations of directors and the expectations of independence.

OTHER DIRECTORSHIPS

The section entitled "Election of Directors" above in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

ORIENTATION AND CONTINUING EDUCATION

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral projects and the expectations of directors. Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

ETHICAL BUSINESS CONDUCT

The Board has adopted a code of ethics policy which is available for viewing on the Company's website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

NOMINATION OF DIRECTORS

The Board reviews its size each year when it considers the number of directors required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee; thus these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

COMPENSATION

The Board determines the compensation for independent directors and executives. See the NEO Summary Compensation Table and the Director Compensation Table below, for details of compensation paid during the fiscal year ended March 31, 2013.

OTHER BOARD COMMITTEES

The Board has no committees other than the audit committee.

ASSESSMENTS

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

NAMED EXECUTIVE OFFICER

In this section "Named Executive Officer" ("NEO") means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Ronald W. Thiessen (Chief Executive Officer), Paul Mann (Chief Financial Officer) and Diane Nicolson (Executive Vice President) are the NEOs of the Company for the purposes of the following disclosure.

COMPENSATION DISCUSSION AND ANALYSIS

The Board has not appointed a compensation committee, so the responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company's base compensation structure and equity-based compensation program, recommending compensation of the Company's officers and employees, evaluating performance of officers generally and in light of annual goals and objectives, is performed by the plenary Board. No compensation consultants have been retained by the Company.

Executive compensation is comprised of short-term compensation in the form of a base salary and long-term ownership through the Company's share option plan. This structure ensures that a significant portion of executive compensation (stock options) is both long-term and "at risk" and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the shareholders is extremely limited. Furthermore, the short-term component of the executive compensation (base salary) represents a relatively small part of the total compensation. As a result, it is unlikely that an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

Due to the small size of the Company and the current level of the Company's activity, the Board is able to closely monitor and consider any risks which may be associated with the Company's compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company has adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors have purchased such financial instruments.

REPORT ON EXECUTIVE COMPENSATION

This report on executive compensation has been authorized by the Board, which assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management. Ordinarily, the Board determines the type and amount of compensation for the Company's executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

Dr. Nicolson works on the Company's activities substantially on a full-time basis; the remaining NEOs do not serve the Company solely on a full-time basis, and, consequently, compensation paid to them is allocated based on the estimated amount of time spent on their work for the Company.

Philosophy and Objectives

The compensation program for the Company's senior management is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications such as the PricewaterhouseCoopers Consulting Mining Industry Salary Survey and the Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities. Compensation of the CEO is required to be approved annually by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

Messrs. Copeland, Cousens, Dickinson and Thiessen are directors of HDSI and do not serve the Company solely on a full-time basis. Mr. Mann and Dr. Nicolson are employees of HDSI. The compensation amounts shown in the compensation tables herein reflect the amounts paid directly to HDSI in respect of these individuals. Their compensation from the Company for time spent providing services is allocated based on estimated time incurred (based on timesheets or other reasonable estimates) as follows: 13% for Mr. Cousens, 24% for Mr. Dickinson, 44% for Mr. Mann, substantially full time for Dr. Nicolson, and 12% for Mr. Thiessen. The compensation amount shown for Mr. Copeland is that which was paid to a private company controlled by Mr. Copeland for Mr. Copeland's technical and management services. Messrs. Carrier, Coughlan and Mason are paid a set fee for their services as directors, with no other compensation being paid for services as members of the Audit Committee. Mr. Carrier received $5,000 for his services as chairman of the Audit Committee.

Executive Compensation-Related Fees

The Company obtained salary and bonus information through its affiliation with HDSI, and the receipt of such information was part of the overall services rendered by HDSI to the Company. No compensation was paid directly to HDSI or any compensation consultants in respect of executive compensation studies for the two most recently completed financial years.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses, including if sufficient cash resources are available for the granting of bonuses.

Equity Participation – Option-Based Awards

The only equity compensation plan which the Company has in place is the share option plan dated for reference September 15, 2010, as amended July 19, 2011 and November 25, 2011 (the "Plan"). The Plan was last approved by shareholders on September 27, 2012 and was established to provide incentive to qualified parties to increase their proprietary interest in the Company thereby encouraging their continuing association with the Company. The Plan is administered by the directors of the Company and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan also provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than 10 years after the date of grant of such option. As at August 9, 2013, there were options outstanding to purchase an aggregate of 5,369,800 Common Shares.

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's share option plan. Share options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives, which vest on terms established by the Board.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The annual compensation for the Chief Executive Officer is approved by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Board reviews the grants of share options to directors, management, employees and consultants.

The Black-Scholes method is used to value stock options. The share price on the date of grant is used to value share units. Stock options provide employees with the opportunity to participate in the growth of the Company's share price.

General

The Company considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Board in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. During the year ended March 31, 2013, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held.

Compensation of the Chief Executive Officer

The compensation of the CEO is required to be approved by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

The Board reviews the grants of share options to directors, management, employees and consultants.

As noted above under the heading "Bonus Compensation", incentives that may be paid to the CEO and any other member of the executive or senior management team are determined in respect of the performance of individuals and management.

Actions, Decisions or Policies Made After March 31, 2013

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

There have been no material changes in the Company's structure, or executive compensation, after March 31, 2013 to the date of this information circular.

SUMMARY COMPENSATION TABLE

Compensation paid to the NEOs during the Company's three most recently completed financial years ended March 31, 2013, 2012 and 2011 is set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Fiscal Year	Salary ($)	Share- based awards ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incentive plans ($)
Ronald W. Thiessen (1) Chief Executive Officer	2013 2012 2011	$124,290 $104,430 $39,750	Nil Nil Nil	Nil $64,800 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$124,290 $169,230 $39,750
Paul Mann (1) Chief Financial Officer	2013 2012 2011	$106,300 $79,302 $80,000	Nil Nil Nil	Nil $46,675 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$106,300 $125,977 $80,000
Diane Nicolson (1) Executive Vice President	2013 2012 2011	$200,000 $96,868 $179,906	Nil Nil Nil	Nil $93,350 Nil	Nil Nil $15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$200,000 $190,218 $194,906

Notes:
(1)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Thiessen and Mann, and Dr. Nicolson, is allocated to the Company on the basis of time spent in respect of the Company's business.

(2)

The options were granted pursuant to the Company's Share Option Plan. For compensation purposes, the Black-Scholes option valuation model was used to estimate the fair value on the date of grant. The Black-Scholes option valuation was determined using an expected life of 4.1 years, expected volatility of 95%, expected dividend yield of nil, and risk-free interest rate of 1.2%.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets out all option-based awards outstanding as at March 31, 2013, for each NEO:

	Option-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options (2) ($)
Ronald W. Thiessen Chief Executive Officer	249,900 (1)	$0.32	September 23, 2016	Nil
Paul Mann Chief Financial Officer	180,000 (1)	$0.32	September 23, 2016	Nil
Diane Nicolson Executive Vice President	360,000 (1)	$0.32	September 23, 2016	Nil

Notes:
(1)	Granted during the fiscal year ended March 31, 2012.
(2)

The value at March 31, 2013 is calculated by determining the difference between the closing price of the Company's Common Shares at March 31, 2013 ($0.08 per Common Share) underlying the option on the TSXV and the exercise price of the options. As the closing price of the Company's Common Shares was less than the exercise price of the options, the value of unexercised in-the- money options was nil as at March 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2013, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald W. Thiessen Chief Executive Officer	Nil	Nil	Nil
Paul Mann Chief Financial Officer	Nil	Nil	Nil
Diane Nicolson Executive Vice President	Nil	Nil	Nil

Notes:
(1)

These amounts represent the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option. As the market price of the shares at the vesting dates was less than the exercise price of the options, the value vested during the year ended March 31, 2013 was nil.

PENSION PLAN BENEFITS

The Company has no pension or deferred compensation plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except as described herein, there is no written employment contract between the Company and any NEO. Mr. Mann and Dr. Nicolson are employed by HDSI and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the NEO's responsibilities following a change in control.

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION TABLE

The compensation provided to the directors, excluding a director who is also a NEO and set out in disclosure above, for the Company's most recently completed financial year of March 31, 2013 is as set out below and is expressed in Canadian dollars:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	$ 15,000	Nil	Nil	Nil	Nil	Nil	$ 15,000
David Copeland	$ 1,624	Nil	Nil	Nil	Nil	Nil	$ 1,624
Barry Coughlan (1)	$ 15,000	Nil	Nil	Nil	Nil	Nil	$ 15,000
Scott Cousens (2)	$ 64,705	Nil	Nil	Nil	Nil	Nil	$ 64,705
Robert Dickinson (2)	$ 115,905	Nil	Nil	Nil	Nil	Nil	$ 115,905
Jeffrey Mason (1)	$ 15,000	Nil	Nil	Nil	Nil	Nil	$ 15,000

Notes:
(1)

During calendar 2012, independent directors received an annual fee of $15,000 for their services. Effective April 1, 2013, independent directors receive an annual fee of $16,540 for their services and the audit committee chairman receives an additional $5,500.

(2)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business. (See section on Management Contracts).

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out all option-based awards outstanding as at March 31, 2013, for each director, excluding a director who is included in disclosure above as an NEO of the Company:

	Option-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)
Rene G. Carrier	249,900	$0.32	September 23, 2016	Nil
David Copeland	249,900	$0.32	September 23, 2016	Nil
Barry Coughlan	249,900	$0.32	September 23, 2016	Nil
Scott Cousens	249,900	$0.32	September 23, 2016	Nil
Robert Dickinson	249,900	$0.32	September 23, 2016	Nil
Jeffrey Mason	249,900	$0.32	September 23, 2016	Nil

Notes:
(1)

The value at March 31, 2013 is calculated by determining the difference between the closing price of the Company's Common Shares at March 31, 2013 ($0.08 per common share) underlying the option on the TSXV and the exercise price of the options. As the closing price of the Company's Common Shares was less than the exercise price of the options, the value of unexercised in-the- money options was nil as at March 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2013, for each Director:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Rene G. Carrier	Nil	Nil	Nil
David Copeland	Nil	Nil	Nil
Barry Coughlan	Nil	Nil	Nil
Scott Cousens	Nil	Nil	Nil
Robert Dickinson	Nil	Nil	Nil
Jeffrey Mason	Nil	Nil	Nil

Notes:
(1)

These amounts represent the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option. As the market price of the shares at the vesting dates was less than the exercise price of the options, the value vested during the year ended March 31, 2013 was nil.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the Company's March 31, 2013 fiscal year end:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the "Plan")	5,438,600	$0.32	8,423,806
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,438,600	$0.32	8,423,806

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or could materially affect the Company or any of its subsidiaries during the fiscal year ended March 31, 2013, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees. Pursuant to a Corporate Services Agreement dated July 2, 2010, with Hunter Dickinson Services Inc. ("HDSI"), HDSI provides services, including geological, corporate development, administrative and management services (collectively the "Services") to the Company. HDSI is a private company with certain directors in common with the Company, namely Messrs. Copeland, Cousens, Dickinson and Thiessen.

HDSI provides the Services to several publicly traded companies (one of which is the Company), and is managed by persons who are directors in common with the Company. HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, Poland and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers.

During the year ended March 31, 2013, the amount billed by HDSI for the services rendered and for reimbursement of expenses incurred on behalf of the Company was $3,431,512 (2012 – $2,703,777).

PARTICULARS OF MATTERS TO BE ACTED UPON

A. SHARE OPTION PLAN

Introduction

Pursuant to the TSXV policies (the "Policies") a company listed on the TSXV must implement a share option plan if the company grants options to purchase shares in the company. Under the Policies, the continuation of the Plan requires annual TSXV approval and shareholder approval at each annual meeting of the Company by ordinary resolution. In order to comply with the Policies, and to provide incentive to directors, officers, employees, management and others providing services to the Company or any subsidiary, and to act in the best interests of the Company, the shareholders of the Company adopted a share option plan for reference September 15, 2010, as amended July 19, 2011 and November 25, 2011 (the "Plan"). The Plan was last approved by shareholders of the Company at the annual general meeting held on September 27, 2012.

The Plan is a rolling plan, which means a maximum of 10% of the issued and outstanding Common Shares in the capital of the Company from time to time are reserved for issuance as options to be granted under the Plan at the Board's discretion to eligible optionees (the "Optionees"). As at the time of mailing of this Information Circular, options to purchase an aggregate of 5,369,800 Common Shares are outstanding. Options granted under the Plan are exercisable for a period of up to 10 years and the exercise price must be paid in full upon exercise of the option.

Restrictions of the Plan

The Plan is subject to the following restrictions:

(a)

The Company must not grant an option to any one director, employee, consultant, or consultant company (the "Service Provider") in any 12 month period that exceeds 5% of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders' meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (defined below) ("Disinterested Shareholder Approval");

(b)

The aggregate number of options granted to all employees conducting Investor Relations Activities in any 12 month period must not exceed 2% of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

(c)	The Company must not grant an option to any one consultant in any 12 month period that exceeds 2% of the outstanding shares calculated at the date of the grant of the option;

(d)

The aggregate number of Common Shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares;

(e)

The number of optioned shares issued to Insiders in any 12 month period must not exceed 10% of the outstanding shares (in the event that the Plan is amended to reserve for issuance more than 10% of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so; and

(f)	The exercise price of an option previously granted to an Insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Material Terms of the Plan

The following is a summary of the material terms of the New Plan:

(a)	Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Plan;

(b)	Options granted under the Plan are non-assignable and non-transferable and are issuable for a period of up to 10 years;

(c)	For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

An Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

If an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	The exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in Policy 1.1 of the Policies);

(h)

Vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i)	in the event of a change of control occurring all options subject to vesting provisions shall be deemed to have immediately vested, subject to the TSXV approval.

(j)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan with respect to all Plan shares in respect of options which have not yet been granted under the Plan; and

(k)	The Board may, without shareholder approval:

	(i)	amend the Plan to correct typographical, grammatical or clerical errors;

	(ii)	change the vesting provisions of an option granted under the Plan, subject to prior written approval of the TSXV, if applicable;

	(iii)	change the termination provision of an option granted under the Plan if it does not entail an extension beyond the original expiry date of such option;

	(iv)	make such amendments to the Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

	(v)	make such amendments as may otherwise be permitted by the TSXV Policies;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSXV, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

	(vii)	amend the Plan to reduce the benefits that may be granted to Service Providers.

A copy of the Plan will be available for inspection at the Meeting.

Definitions

An "ordinary resolution" is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

A "disinterested shareholder" means a shareholder that is not an Insider to whom options may be granted under the Plan and any Associates of such Insider.

An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

An "Associate" means if used to indicate a relationship with any person,

(a)	a partner, other than a limited partner, of that person,

(b)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)	a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

Vote Required and Recommendation of the Board

At the Meeting, Shareholders will be asked to consider and vote on the ordinary resolution, with or without variation, as follows:

"BE IT RESOLVED THAT the Share Option Plan dated for reference September 15, 2010, as amended July 19, 2011 and November 25, 2011, be ratified and approved for continuation until the next annual general meeting of the Company."

The Board recommends that shareholders vote in favour of the Plan.

B. ALTERATION TO ARTICLES TO INCLUDE ADVANCE NOTICE PROVISION

Introduction

The directors of the Company are proposing that the Articles of the Company be altered to include an advance notice provision (the "Advance Notice Provision"), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The full text of the proposed alteration of the Articles to include the Advance Notice Provision is set out in Schedule "A" to this Information Circular.

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

Subject only to the BCA and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive the time periods summarized above.

To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be "independent" of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination; and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in the Advance Notice Provision and the candidate for nomination, whether nominated by the Board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting, a written representation and agreement (in a standard form to be provided by the Company at any time on request) that such candidate for nomination, if elected as a director of the Company, will comply with all publicly disclosed code(s) of conduct, corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person's term in office as a director, or alternatively, such candidate shall notify the Company in writing with reasonable details as to which of such codes, policies, etc. that the candidate does not intend to observe and the reasons why. The Company may publicly disclose such candidate's notification.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provision: (a) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) "Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each applicable provinces and territories of Canada.

Notwithstanding any other provision of the Advance Notice Provision, notice or any delivery given to the Corporate Secretary of the Company pursuant to the Advance Notice Provision may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Corporation has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Vote Required and Recommendation of the Board

Under the Articles and the BCA, the alteration of the Company's Articles requires the approval of a simple majority of the votes cast in person or represented by proxy at the Meeting by the shareholders of the Company by an ordinary resolution. Accordingly, shareholders will be asked at the Meeting to vote on an ordinary resolution, the text of which is set forth below (the "Advance Notice Provision Resolution"), to approve the alteration of the Articles of the Company to include the Advance Notice Provision.

"BE IT RESOLVED as an ordinary resolution that:

1.	The Articles of the Company be altered by adding the text substantially as set forth in Schedule "A" to this Information Circular as and at Article 14.12 of the Articles;

2.

The Company be authorized to revoke this resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interest of the Company to do so without further confirmation, ratification or approval of the shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Board has concluded that the Advance Notice Provision is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve an alteration of the Company's Articles by voting FOR the Advance Notice Provision Resolution at the Meeting.

Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the fiscal year ended March 31, 2013, the report of the auditor and related management discussion and analysis will be placed before the Meeting. Additional information may be obtained free of charge by a security holder of the Company from the Company's Investor Relations department at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 at telephone number: 604-684-6365 or fax number 604-681-2741. The financial statements and additional information are filed on www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters that it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board. DATED at Vancouver, British Columbia, August 21, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer

SCHEDULE "A"

ALTERATION OF ARTICLES
TO INCLUDE ADVANCE NOTICE PROVISION

NOMINATION OF DIRECTORS

14.12

(a)

Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

	(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a "Nominating Shareholder") (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12 and (ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(e).

(c)	To be timely under §14.12(b)(i), a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

	(iii)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d)	(To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be "independent" of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in a standard form to be provided by the Company at any time on request) that such candidate for nomination, if elected as a director of the Company, will comply with all publicly disclosed code(s) of conduct, corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person's term in office as a director or alternatively, such candidate shall notify the Company in writing with reasonable details as to which of such codes, policies, etc that the candidate does not intend to observe and the reasons why. The Company may publicly disclose such candidate's notification.

(f)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this §14.12:

(i)

"Affiliate", when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)

"Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)

"Associate", when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)

"Derivatives Contract" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)

"Meeting of Shareholders" shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)

"owned beneficially" or "owns beneficially" means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)

"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h)

Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)

In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(e).